2/1.

04035364

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gradipore Limited

*CURRENT ADDRESS 22 Rodborough Road
Frenchs Forest NSW 2086
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34799 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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82-34799
ARIS
6-30-02

Gradipore™


2002
ANNUAL | REPORT

CORPORATE DIRECTORY

Directors
Gradipore Limited

John Manusu
EXECUTIVE CHAIRMAN

Robert Lieb
CEO and VICE CHAIRMAN

Ray Block

Mark Cashmore

Dr Perry Manusu

Leslie Webb

Directors
Gradipore Incorporated

Robert Lieb
CEO and CHAIRMAN

Dr Hari Nair

John Manusu

Tim Wawn

Mike Baronian

Dr John Connolly

Dr Arthur Hull Hayes

Company Secretary

Simone Lockwood
Email: cosec@gradipore.com

Registered Office

22 Rodborough Road
Frenchs Forest NSW 2086
Australia

Tel: 61 2 8977 9000
Fax: 61 2 8977 9099

ABN: 79 001 001 145

Postal Address

PO Box 6126
Frenchs Forest NSW 2086
Australia

Email: info@gradipore.com
Website: www.gradipore.com

Lawyers

David Landa Stewart
Sydney Australia

Buchanan Ingersoll
Washington USA

Auditors

PricewaterhouseCoopers
Sydney Australia

Share Registry

ComputerShare
Registry Services

Level 3, 60 Carrington Street
Sydney NSW 1115
Australia

Tel: 61 2 8234 5222
Toll Free: 1300 855 080
Fax: 61 2 8234 5050

Australian Stock Exchange
(ASX) code: GDP



CONTENTS

LOOKING FORWARD

CEO's Report

The past year at Gradipore has seen great progress in a number of areas. It has also been a year of challenge and changes.

The challenge has been to take a pragmatic, unbiased look at our organisation and implementation plans, and to take those steps necessary to move Gradipore to the next level of operational performance, market penetration and financial results. In my judgement, the challenge is being met.

Changes during the past year at Gradipore reflect the evolution of the company from a research-focused enterprise with exciting technology, to a commercial, customer-focused one. Early in the year, to accelerate and direct this transition, the Board voted unanimously to move forward with a new management structure.

As some of you may know, in May of this year, the Board approached me with the position of Global CEO and Vice Chairman, and I accepted. My goal for Gradipore is to pursue and achieve a global leadership position in our field. Accordingly, I realigned our management structure and management team to better deploy these vital assets. Gradipore is now significantly better organised to achieve its commercial goals.

To further strengthen the company, I am delighted to announce that Professor Jeremy Davis has recently been appointed as Gradipore's Board Chairman. He will add intellectual depth to Gradipore's strategy development, and new senior leadership to our Board. As a brief introduction, Professor Davis became Dean and Director of the Australian Graduate School of Management in 1980, and in 1990 was appointed AMP Society Professor of Management. Prior to that appointment, he joined the Boston Consulting Group in Boston in 1970, moving to their Paris office in 1972. In 1974, he established their San Francisco office, and became a director of the firm in 1975. He returned to the Paris office in 1978 as Managing Partner. He is the co-author of two books on business practices and numerous articles and papers. He has an MBA from Stanford University and a Bachelor of Economics degree from the University of Sydney.

Refocusing our technology toward customer needs, as mentioned earlier, should result in significantly improved financial performance. In targeting commercial objectives, we have been able to reduce the number of projects within Gradipore from approximately sixty to roughly ten, permitting cost savings, management focus and a clearer delegation of personal responsibility, authority and accountability. Through a combination of increased sales and reduced costs we have a realistic objective of halving our operating deficit in FY 2003. In spite of the current weak business climate in our major markets, we envision improved financial performance in each of our business units: Commercial Separations, Life Science Separations and Diagnostics.

Contrary to two years ago, Gradipore and Gradipore technology are now well known around the world. Recognition is no longer our primary obstacle, implementation is now our primary challenge. Customer focus is our primary new philosophy, fulfilling customer needs our most important objective.

CEO'S REPORT

While I have placed great emphasis on our commercial re-orientation, we have not lost sight of Gradipore's rich scientific heritage, its intellectual property as a primary asset, and the need to continually strengthen our technological positioning through both invention and collaboration. Our current scientific work has, in no way, been compromised or undervalued. It has been refocused to fit commercial objectives.

Notable events of the past year:

- The start of a Proof-of-Principle Agreement with Aventis Behring, one of the world's major players in blood fractionation;
- Establishment of a distribution agreement with one of the world's major laboratory distributors, VWR International, which will create a significantly broader reach for Gradipore's Life Science gel products;
- Construction of a commercial grade/commercial scale Gradiflow™ unit, the GF100;
- Significant advances in chiral separations in collaboration with Texas A&M University;
- Establishment of a collaborative program with the Scottish National Blood Transfusion Service (SNBTS) for prion separation and removal.

I have been in my new position for a short time. In that time, along with our management team, I have attempted to accelerate the changes addressed above. This can be a difficult transition for any organisation requiring the commitment and, sometimes, sacrifices by employees. Certain programs have been abandoned, job descriptions have changed. In fact, I have been extremely impressed by the employee response, which has recognised the need for change and shown the willingness to cooperate in the long term best interests of Gradipore. I applaud them and thank them.

Robert E.Lieb

Global CEO and Vice Chairman,
Gradipore Limited.

LOOKING BACK



OVERVIEW AND STATISTICS

Collaborations

- Contract Agreement with Biomira
- Aventis – Proof-of-Principle Agreement
- Scottish National Blood Transfusion Service – Development Agreement

Employees

- Australia 100
- US 18

During the year, four Area Managers were appointed bringing this workforce to 11 with nine being based in the US.

We also have distributors in six European countries and Israel.

Patents

- Granted: 32
- Pending: 46
- New: 16

Major Appointments

Board of Directors

- Dr Arthur Hull Hayes - a former Commissioner of Food and Drugs at the USFDA and former Assistant US Surgeon-General.
- Mr Leslie Webb – of the law firm, Slade and Webb in Australia and an adviser to many companies in respect of public listing.

Scientific Advisory Board

- Dr John E Jefferis – formerly regional director of Pfizer Australia and vice-president and medical director for Pfizer US and Pfizer International.
- Dr David Silverman – Associate Clinical Professor in the Department of Medicine at New York University's School of Medicine.

Key facts and figures

	2002	2001
Sales Revenue	$3.34 million	$3.14 million
Other Revenue	$2.09 million	$5.26 million (*)
Total Revenue	$5.43 million	$8.40 million
Operating loss after income tax	$18.51 million	$12.21 million
Shares on issue	47.85 million	32.52 million
Net assets	$40.21 million	$22.44 million

While sales increased, total revenue of $5.43 million was down from the previous year as the 2001 result was boosted by a number of one-off items, including proceeds* from the sale of the company's former head office in North Ryde, Sydney. This reduction in total revenue and increased spending on research and development and marketing during the year resulted in a net loss of $18.51 million, compared with a loss of $12.21 million in the previous financial year. Gradipore had cash reserves of $27.2 million as at 30 June, 2002.

RESEARCH & DEVELOPMENT

Science has always been a hallmark at Gradipore. Our research and development programs remain a vital cornerstone in Gradipore's foundation, and over the past year we have refocused our team of 44 life scientists, chemists and engineers, to deliver commercially useful and measurable results.

Overview

The year under review was marked by strategically consolidating the broad spread of R&D's interests and focusing squarely on the most important projects and programs.

That more narrowed and intensive view has resulted in some very important outcomes. These include the following:

- The first separation of a chiral molecule as part of the collaboration with Texas A&M University, an exercise which also yielded five new patents for the company;
- The first steps towards development of a range of membranes with enhanced properties to apply across a wider range of applications;
- The successful scale-up of technology using different feedstocks;
- The release to market of LongLife gels;
- The development of Microgels – arguably the fastest slab gels that can be run on a laboratory system;
- Overseeing the development of a much improved manufacturing system to enable the production of gels of more consistent quality.



A multi-channel Gradiflow for use in chiral and proteomic applications.

Chiral Separations

Chiral separation is perhaps the toughest separation challenge in science because the two molecules to be separated have identical size, charge and atomic composition. These mirror-image forms differ only in their handedness; one having a left-handed and the other a right-handed twist. However, the ability to be able to achieve this separation can deliver huge benefits to medical science, particularly as a research tool in evaluating new pharmaceutical drugs.

The collaboration with Texas A&M was a recognition of the potential demand for chiral drugs and therefore for the kind of technology being developed by Gradipore. The initial phase of this link has exceeded expectations with the first chiral separations being achieved and the generation of a series of other technological advances.

Professor Guyla Vigh, Professor of Chemistry at Texas A&M University, presented detailed findings of the first phase of work at an international conference in Helsinki, Finland, in early September 2002.

Although the results only represent the beginning of a long-term research effort, Gradipore believes they quite clearly reflect the future commercial benefits which will flow from the relationship with Texas A&M.

Outlook

Gradipore's commitment to R&D remains strong and undiminished. The company continually receives requests for access to its science and technology in challenging separation tasks.

Our ground-breaking achievements in chiral separations, membranes and LongLife gels in the year 2002 afford us every confidence for future success.



COMMERCIAL SEPARATIONS

Gradipore's Commercial Separations Division was established to develop and market large scale industrial applications for Gradiflow technology.

Commercial Separations is developing and demonstrating Gradiflow to potential industrial partners in several distinct market sectors. These sectors include:

Plasma Fractionation

Pathogen Removal (viral, prion and endotoxin)

Renal Dialysis and other blood therapies

Milk Fractionation

Monoclonal Antibodies

Recombinant Proteins

Transgenic Proteins

Vaccines (recombinant, inactivated and live virus)

Overview

The year under review was eventful and marked by significant progress in developing and marketing the Gradiflow technology. The highlights were:

- The start of a Proof-of-Principle Agreement with Aventis Behring, one of the world's major players in blood fractionation;
- The further industrial scale-up of the Gradiflow technology up to 400 times the capacity of the laboratory model and the design and construction of the unit, called the GF100, to pharmaceutical specifications and standards;
- Demonstrating that Gradipore's technology can remove non-infectious prions;
- Demonstrating that Gradiflow technology can effectively remove small non-enveloped viruses (Parvovirus and Hepatitis A virus) which have proven difficult to inactivate and remove by currently employed techniques;
- The beginning of a contract for a research program to investigate the potential development of a prion diagnostic kit;
- Proving the bio-compatibility of the Gradiflow in sheep as part of the move towards demonstrating its potential in renal dialysis;
- Greater focus and concentration on US customers by locating commercial separation scientists in the US.

The division's work remains sharply concentrated on blood fractionation but significant potential has been identified in other areas and, as opportunities or inquiries allow, these are being pursued.

Scaling up Gradiflow

Five years of concentrated, ground-breaking work came to fruition during the year as the GF100 painstakingly took shape. Each and every stage of design and manufacture was recorded to ensure that, when reproduced, the second machine will perform exactly like the first. As a consequence, the GF100 is entirely GMP (Good Manufacturing Practice) compatible, meaning that it can be incorporated in a production scheme in a major fractionation plant.

This important work was a collaboration between members of Commercial Separations and the Research and Development Divisions of Gradipore. The result of this project is proof that Gradiflow technology is scaleable. This commercial scale unit will now be tested in pilot plants to verify Gradiflow's capacity to fit into production schemes. The work undertaken this past year was fundamental to the objective of the shortest transition from R&D to commercial success.

Other Highlights

- Gradipore contracted with Aventis Behring to separate and purify immunoglobulins from plasma over a period of six months;
- A research partnership was started with the Scottish National Blood Transfusion Service (SNBTS), a leading institution for prion research, into the area of infectious prions. Infectious prions are believed to be the carriers of so-called "mad cow disease" in cattle and variant Creutzfeldt-Jacob Disease (vCJD) in humans. Gradipore has already demonstrated that Gradiflow

technology can remove non-infectious prion material. The SNBTS is one of few organisations working with the infectious form. There were two ultimate objectives:
1) demonstrate that our technology can remove abnormal and infectious prions and
2) ultimately identify whether the Gradiflow can be useful in the development of a diagnostic kit for the early stage detection of prion-related diseases.

- The important next step was taken in proving up Gradiflow technology for use in renal dialysis. The cooperative program with the University of New South Wales represents a critical step towards approval for use of Gradipore's technology in treating humans with kidney failure. Further research and development, including human clinical trials, is required before Gradipore can establish the clinical use of this technology.

Outlook

The main strategy for the division is the incorporation of the Gradiflow technology into commercial production schemes. Once this is achieved the focus will be to gain approval from regulatory bodies like the FDA and thereby create a new gold standard for all types of bioseparations.

The increased focus of the Commercial Separations Division has been on tailoring marketing efforts in line with a better knowledge of the customers' requirements and this is reflected by the increased number of inquiries about the Gradiflow technology and what, potentially, it can do.


T301

The GF100 represents the latest step in the commercialisation of the Gradiflow technology - an industrial scale machine with a capacity of up to 400 times that of a bench top unit.

LIFE SCIENCE SEPARATIONS

Gradipore's Life Science Separations Division sells laboratory scale instruments (Gradiflow BF400) and electrophoresis gels (iGels® and LongLife gels) to researchers and laboratories worldwide. These products support work in both fundamental and pioneering areas of biotechnology, including stem cell research, the genetic modification of foods, and BSE (mad cow disease).

OVERVIEW

There were many important developments in the Life Science Separations Division over the course of 2002, including:

- A marked increase in gel sales;
- The finalisation and consolidation of an agreement with global distributor, VWR International;
- The introduction of new Long Life gels;
- The launch of Beta trials for the laboratory scale BF400 Gradiflow unit.

GEL PRODUCTS

Highlights

Sales of electrophoresis gels reached AUD$606,000 – an increase of 32% - and the agreement with VWR is expected to deliver and sustain additional sales growth in the coming year. The VWR connection provides Gradipore with one of the most effective links into large pharmaceutical and biotech companies in the United States.

Another important development brought to fruition shortly after the year under review closed was Gradipore's ability to supply and invoice US customers from its US facilities in Hawthorne, New York. This is expected to deliver improved efficiency at lower cost and will more effectively support the growing US market for our gels.

Marketing Strategy

The formal link with VWR, one of America's leading life sciences products distributors, opens up channels previously difficult to access and strengthens our No 3 position in the gels market in the US with potential to move up to No 2.

The appointment of four Area Managers brings this work-force to 11, nine of whom are based in the US.

With distributors in six European countries and Israel, Gradipore is well placed to capitalise on the value of its hard-won technological advantages in the gels area.



Electrophoresis gels (left) Membrane cartridges (right) for use in the Gradiflow BF400.



Gradiflow BF400

The BF400 is a laboratory scale instrument based on the Gradiflow platform technology and its broader market launch is now planned early in the first half of calendar 2003, subject to successful completion of Beta trials.

Once launched, it will be marketed to the worldwide life sciences research industry with the first application being its use in antibody screening.

Rigorous and detailed work to determine how to tailor the technology for a myriad of end-users has increased our development time beyond original expectations. This structured approach and detailed work has paid off however, and the indicators are very positive. Purity and yields from a variety of feedstocks have been excellent. The BF400 delivers usable amounts of concentrate, dramatically reducing the time needed in many testing and research procedures.

The Gradiflow technology preserves the integrity of the protein, thereby ensuring minimal loss of the protein's functionality.

We believe life sciences researchers will welcome the advantages in time and accuracy the BF400 will bring to their work.



DIAGNOSTICS DIVISION

Gradipore's Diagnostics Division researches, develops, manufactures and markets reagents used to detect blood-clotting disorders.

Overview

The Diagnostics Division has gained worldwide recognition in laboratories that perform blood coagulation tests to predict the risk of thrombosis (blood clotting). Its core products, LA Screen and LA Confirm, allow for the detection of Lupus Anticoagulant, a significant cause of recurrent miscarriages and life threatening venous clots.

While small, the Diagnostics business unit continues to be highly profitable. For the year 2002, a combined strategy of marketing fewer products and concentrating on growth areas boosted the Diagnostics Division's sales overall by 22%. The US and Europe accounted for 90% of sales.

Key Products

The Diagnostics Division's products are instrumental in assisting medical laboratories in their diagnosis of blood disorders and include:

- Activated Protein C resistance (APCr) test kits and materials known as GradiLeiden V and GradiThrom PCP. APCr is an inherited condition in which there is a tendency for blood to clot and Gradipore's diagnostic products can reveal this tendency;
- von Willebrand disorder test kits marketed as Willebrand Factor Antigen and the Collagen Binding Assay. These kits help detect and identify this common cause of bleeding;
- The growing international awareness of thrombosis, mainly as a result of fears of travel-related deep vein thrombosis (DVT) has helped drive sales growth during the year and it is believed, will continue to do so throughout next year;
- Additionally, many medical practitioners are increasingly looking for Lupus Anticoagulant as a cause of recurrent miscarriage.

The Outlook

Gradipore's diagnostic products have long been known for their quality and reliability, a factor which will likely lead to even greater acceptance in the marketplace over the course of 2003 and beyond.

The success of Gradipore's own-label distributors operating in key areas of the US and Europe, combined with the impact of existing and new original equipment manufacturer (OEM) agreements, bode well for the future.

In a technology-driven industry, continuing R&D collaboration with the scientific community is imperative. To that end, the Diagnostic business unit will pursue collaborations which position the group for sustainable long-term growth.







GRADIFLOW THE NEW FORCE IN THE BIOTECHNOLOGY INDUSTRY

Gradipore's Gradiflow technology represents a new and exciting step forward in separations science. It:

- **Offers unique separations capabilities;**
- **Produces higher quality end products;**
- **Consistently produces much higher yields;**
- **Significantly decreases the time of separations, often from days to hours;**
- **Is a fraction of the cost of existing systems.**

But how does Gradiflow work and why is the market so interested?

Modern Pharmaceuticals

Modern pharmaceuticals fall into two major groups – biopharmaceuticals and chemically synthesised drugs.

Biopharmaceuticals, the newest and fastest growing group of drugs, can be made from naturally occurring sources such as human plasma, or through recombinant DNA technology.

DNA technology turns bacteria or cells into "protein factories". A well-known example is recombinant human immunoglobulin, which helps millions of people fight disease. This is grown in bacterial cells which have been modified by the insertion of the gene for human immunoglobulin.

However, both human plasma and the extract produced by recombinant cells contain hundreds of different proteins. Understandably, biopharmaceuticals must be extraordinarily pure before they can be given to people. That is why the Gradiflow, with its unique ability to separate and purify, can play such an important role in this area.

Chemical drugs, such as the common painkiller paracetamol, are synthesised in a chemical process. Of key interest in this group are the chiral drugs. These come in two mirror-image forms – a left and a right-hand version of the same drug.

The two forms are incredibly similar but can have very different effects on the human body, which is why they need to be separated before they can be researched. Existing technology cannot perform this extraordinarily difficult separation so there is a huge backlog of potentially beneficial drugs waiting to be investigated.

Gradipore's collaboration with Texas A&M University is showing Gradiflow can separate chiral forms, and will therefore be able to greatly speed up the drug discovery process.

Current technology

Most plasma fractionators - companies which produce purified proteins from blood plasma - use a purification process call Cohn fractionation. This involves treating the plasma with varying concentrations of alcohol at particular temperatures which in turn causes these proteins to come out of solution and deposit as a precipitate. This process invariably causes significant loss of proteins produced (losses in yield), which means plasma is wasted and product costs are higher.

The current standard in recombinant protein purification is a process called chromatography, which involves using micro-sized beads (resins) in large columns which either capture the target protein, or capture selected contaminants and allow the target protein to pass through the column. This is a widely applied technology which has been in use since the 1960s, but this process also results in significant yield loss and


Stream 1
Stream 2
negative electrode
restriction membrane
separation membrane
restriction membrane
positive electrode
Stream 1
Stream 2
Charge Based Separation

Pore Size Separation

requires very expensive resins which are difficult to clean for reuse.

Both types of purification must also use additional filtration or chemical treatments to guarantee the end product is free from viruses. However neither process can guarantee the removal of prion proteins, which cause mad cow disease (BSE) and its human equivalent, Creutzfeldt-Jacob disease (vCJD).

Gradiflow can remove virus and non-infectious prion pathogens during the purification process, as well as improving yields, lowering costs, and speeding up process times. Currently, Gradipore is validating the Gradiflow process for the removal of infectious prions which will mean a huge advance in the safety of biopharmaceuticals.

Gradiflow Technology

Gradiflow technology uses a disposable membrane cartridge which consists of three membranes - a separation membrane with a defined pore size, which controls the passage of proteins and contaminants based on their molecular size, and two outer restriction membranes with smaller pores which prevent proteins escaping the cartridge. These three membranes provide the boundaries for two chambers through which raw material (such as plasma) and purified product can flow.

All proteins naturally carry an electrical charge. In the Gradiflow system, a molecule's charge is established by choosing appropriate buffer solutions with different pH levels (a buffer is simply a solution of salts which resists changes to its level of acidity or alkalinity). Electrodes in the Gradiflow unit apply a voltage across the membrane cartridge causing molecules to migrate in an electric field according to their overall charge.

Using the dual characteristics of molecular size and/or charge allows Gradiflow to separate proteins with exceptional resolution. By appropriate selection of membranes, buffer and pH, the target protein can be concentrated and separated while at the same time the pathogens are removed.





Applications for Gradiflow Technology

The primary marketing focus for Gradiflow technology to date has been in the plasma fractionation industry, where Gradiflow offers a valuable alternative to current technologies. Manufacture of products to treat immunodeficiency conditions, one of the most profitable sectors of this industry, stands to be revolutionised by Gradiflow technology.

A closely related field is the area of hyperimmune immunoglobulin purification. These specialised antibody products allow treatment of acute exposures such as needlestick injuries for health care workers, and prevention of erythroblastosis fetalis which is a disease where the mother and fetus blood are incompatible.

In the future, Gradiflow technology will also be applied in the monoclonal antibody and recombinant protein industries, both of which are growing rapidly in the aftermath of the human genome project, as well as in the field of chiral drug discovery.







Current Gradiflow technology is the result of years of intensive research, work and development -

(top) the original Gradiflow separation unit, (centre) an early version of a bench top Gradiflow instrument, (extreme left) the BF400 bench top apparatus as it now looks, (centre left) scaled up prototype unit, (left) the new GF100, built to pharmaceutical specifications and standards, with a capacity of up to 400 times that of a bench top Gradiflow separator.

INFORMATION ON DIRECTORS

Executive Directors

J Manusu BComm ASIA
Executive Chairman

John Manusu joined Gradipore in 1985 to assist the company list on the Australian Stock Exchange. Mr Manusu served as Managing Director from 1991 to 2000 and Executive Chairman from 2000. Mr Manusu has a strong financial and marketing background, with more than 15 years' experience in the biotechnology field. Mr Manusu is responsible for Gradipore's strategy and business development with a particular focus on securing deals with multi-nationals based on the Gradiflow technology.

R Lieb BME MBA
Chief Executive Officer and Vice Chairman

Robert Lieb joined Gradipore Limited as a Director in March 2000, and was appointed Chief Executive Office and Vice Chairman in May 2002. He has been active in the healthcare industry for more than 25 years as a principal, lead investor and CEO. As President of Lieb Associates, he has acted as advisor to and board member of a number of U.S. companies in the healthcare field, with a particular emphasis on emerging and rapid-growth companies. Mr. Lieb holds a BME from Rensselaer Polytechnic Institute and an MBA from the Harvard Business School.

T Wawn BComm MEc MBA (AGSM) CA
Chief Operating Officer

Tim Wawn joined Gradipore Limited as an executive director in 1994. He is a Chartered Accountant and prior to joining Gradipore worked as a management consultant, advising companies in the areas of strategy, quality management and organisational change. Mr Wawn was appointed Chief Operating Officer in July 2002 and resigned as a director on 23 August 2002.

Non-Executive Directors

R Block BA BEc FCIS FCIM

Ray Block has more than 35 years' experience in investment banking, including the areas of mergers and acquisitions, investment research and market economics. Mr Block has also consulted on high technology growth in Australia including membership of government committees and chairmanship of a Commonwealth Government inquiry into the commercialisation of research and development. Mr Block served as Chairman of Gradipore from 1998 to 2000 and Deputy Chairman from 2000 until his resignation from that position in May 2002. Mr Block is a member of the audit, remuneration and nomination committees.

M Cashmore BSc DipT RDOen

Mark Cashmore holds investments in several Australian high technology companies and has had outstanding success in marketing Australian products overseas, particularly in the United States. Mr Cashmore was formerly Managing Director and winemaker of Saxonvale Wines and Richmond Grove. He then established his own organisation for the sale and marketing of wine, developing a series of unique and highly profitable brands, which were subsequently marketed around the world. Mr Cashmore is a member of the nomination committee.

Dr H P Manusu BVSc MACVSc

Dr Perry Manusu co-founded Gradipore with Dr Joel Margolis. Dr Manusu has more than 30 years' experience in the development and management of companies in the veterinary, pharmaceutical and allied industries. Dr Manusu was Executive Chairman of Gradipore from 1988 until his retirement in 1998. Dr Manusu works as a consultant to the Discovery Division. Dr Manusu is a member of the audit and nomination committees.

L Webb LLB

Leslie Webb is a barrister of the Supreme Court of New South Wales, barrister and solicitor of the Supreme Court of Victoria and barrister and solicitor of the High Court of Australia. He has consulted extensively to both publicly listed and unlisted companies in the biotechnology and information technology industries on corporate and financial planning, intellectual property, corporate governance and strategic planning issues. In his role as a consultant he has been actively involved in advising on the globalisation of Australian companies. Mr Webb is a member of the audit, remuneration and nomination committees.

Executive Directors

R Lieb BME MBA

Robert Lieb joined Gradipore Inc. as Chairman and Chief Executive Officer in March 2000. Please refer to comments made previously under Gradipore Limited.

Dr H Nair PhD, Bsc (Hons), MA Biology, MOIF.

Dr Hari Nair is the Chief Operating Officer (US) and General Manager of the Commercial Separations Division and is based in the USA. Dr Nair also currently heads the IP department of Gradipore. He headed the Thrombosis Research Center of the Canberra Hospital from 1990-1998 and was research consultant and advisor to a number of commercial enterprises. He was the chairman of the ACT Hospitals research committee prior to joining Gradipore in 1998. Dr Nair set up and developed the Commercial Separations Division of Gradipore and has been responsible for the commercially focused applications of the Gradiflow. Dr Nair holds degrees from Aberdeen University and the Australian National University and has a PhD in medicine and clinical science.

J Manusu BComm ASIA

John Manusu joined Gradipore Inc. in March 2000. Please refer to comments made previously under Gradipore Limited.

T Wawn BComm MEc MBA (AGSM) CA

Tim Wawn joined Gradipore Inc. in March 2000. Please refer to comments made previously under Gradipore Limited.

Non -Executive Directors

M Baronian BComm

Mike Baronian is the Chairman of TECAN, a Swiss-based robotics company servicing the drug discovery market. He is also Chief Executive Officer of Asklia, a Swiss-based company involved in the dental and veterinary markets. Prior to these appointments, Mr Baronian was president and CEO of ZLB, the Swiss-based blood fractionator which, until recently, was controlled by the Swiss Red Cross. Before joining ZLB in 1998, Mr Baronian was a senior international executive with the Johnson & Johnson group of companies rising to become Vice President – Operations and a member of the worldwide management board for Ortho Clinical Diagnostics, based in Rochester, New York.

Dr J Connolly Ed.D

A former President of New York Medical College for more than 10 years, Dr John Connolly is one of the United States' foremost experts on healthcare. He is a Fellow of the New York Academy of Medicine, a Fellow of the New York Academy of Sciences, a Director of the New York Business Group on Health, a member of the President's Council of the United Hospital Fund, and a member of the executive committee of Funding First. Dr Connolly is involved extensively in healthcare and community activities and serves on a number of voluntary and corporate boards including the board of the American Lyme Disease Foundation and the board of advisors of the Whitehead Institute for Biomedical Research. Dr Connolly is also Chairman of the genomics company AlphaGene Inc. and President and Chief Executive Officer of Castle Connolly Medical Limited.

Dr A Hayes Jr M.D.

Dr Arthur Hull Hayes is President of MediScience Associates, Vice Chairman of Nelson Communications Inc. and holds a number of faculty positions at Pennsylvania State University College. Dr Hayes is a former Commissioner of the US Food and Drugs Administration (FDA) and Assistant Surgeon General. He has also served as President, Chief Executive Officer and a member of the board of directors of EM Pharmaceuticals Inc., a North American subsidiary of E. Merck, Darmstadt, Germany. Dr Hayes has acted as a consultant on scientific, pharmaceutical and regulatory issues to several national governments including the USSR, Japan, Australia and the UK. He currently serves on a number of academic, commercial and foundation boards of directors, advisory committees and editorial boards and is the Chairman of the Council on Family Health in the United States.

Your directors present their report on the consolidated entity consisting of Gradipore Limited and the entities it controlled at the end of, or during, the year ended 30 June 2002.

Directors

The following persons were directors of Gradipore Limited during the whole of the financial year and up to the date of this report:

R Block, M Cashmore, R Lieb, H.P Manusu. J Manusu. *L Webb was appointed a director on 26 September 2001 and continues in office* at the date of this report. T Wawn was a director from the beginning of the financial year until his resignation on 23 August 2002.

Information on Directors

Refer pages 16 and 17.

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of research and development and manufacture and sale of electrophoresis, haematology and Gradiflow products.

No significant change to the nature of these activities occurred during the financial year.

Review of Operations

A summary of consolidated revenues and results by significant industry segment is set out below:

	Segment revenues		Segment results	
	2002/$'000	2001/$'000	2002/$'000	2001/$'000
Life Science Separations	606	458	(2,829)	(2,200)
Diagnostics	2,535	2,082	1,537	721
Commercial Separations	942	2,084	(772)	(121)
Research & Development	-	-	(7,560)	(5,877)
Other	1,349	3,780	(8,883)	(4,730)
	5,432	8,404	(18,507)	(12,207)

No dividends were paid during the year and no dividend is recommended.
Comments on the operations and the results of those operations are set out in pages 5 to 13.

Earnings Per Share

	2002 Cents	2001 Cents
Basic Earnings per share	(45.8)	(38.1)
Diluted Earnings per share	(36.1)	(22.8)

Significant Change in State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

An increase in contributed equity of $36,277,074 (from $53,997,015 to $90,274,089).

Details of the movements are shown in Note 16.

Matters subsequent to the end of the financial year

Subsequent to the end of 30 June 2002, no matter or circumstance has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the consolidated entity's state of affairs in future financial years.

Likely Developments and Expected Results of Operations

The likely developments in the operations of the consolidated entity constituted by Gradipore Limited and the entities it controls are covered in the outline of the Company's activities, which can be found at pages 2 to 15.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental Regulation

The consolidated entity has assessed whether there are any particular or significant environmental regulations which apply. It has determined that the risk of non-compliance is low and has not identified any compliance breaches during the year.

Meetings of Directors

The following table sets out the numbers of meetings of the company's Board of directors and meetings of each Board committee held during the year ended 30 June 2002 and the number of meetings attended by each director.

MEETINGS OF COMMITTEES

	Full meetings of Directors		**Audit**		**Remuneration**	
	A	B	A	B	A	B
R Block	13	13	2	2	4	4
M Cashmore	12	13	*	*	*	*
R Lieb ^	12	13	*	*	3	4
H.P Manusu	13	13	2	2	*	*
J Manusu	13	13	*	*	*	*
T Wawn	12	13	*	*	*	*
L Webb	9	10	2	2	4	4

A = Number of meetings attended
B = Number of meetings held during the time the director held office or was a member of the committee during the year

* = Not a member of the relevant committee

^ = R Lieb resigned as a member of the remuneration committee upon his appointment as Chief Executive Officer of Gradipore Limited in May 2002

Directors' and Executives' Emoluments

The remuneration committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. All employees are also eligible to participate in the Gradipore Employee Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's diverse operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Operating Officer and certain other senior executives are formalised in service agreements.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The interests of each Director in the shares and share options of the company are also set out in Note 25 to the Financial Statements.

Details of the nature and amount of each element of the emoluments of each director of Gradipore Limited and each of the most highest remunerated officers of the company and the consolidated entity are as follows:

Non-executive Directors of Gradipore Limited

Name	Directors' Base Fee $	Superannuation $	Consulting Fees $	Options $	Total $
Ray Block	35,000	-	-	-	35,000
Mark Cashmore	-	-	30,000	-	30,000
Perry Manusu	30,000	-	45,000	-	75,000
Les Webb*	22,823	1,826	83,042	-	107,691

* Consulting fees totalling $83,042 were paid to Mr Webb's company, ITV Consulting Pty Limited, during the period that he was a director. Refer note 25 for further details. Additional consulting fees paid prior to Mr Webb's appointment as director total $15,000 (these have been excluded from the above table).

No options were granted to non-executive directors of the company during the year.

Executive Directors of Gradipore Limited

Name	Base Salary $	Superannuation $	Consulting Fees $	Other $	Options $	Total $
Robert Lieb	-	-	381,316	11,481	-	392,797
John Manusu	208,530	6,312	-	35,462	-	250,304
Tim Wawn	170,000	8,416	-	-	-	178,416

No options were granted to directors of the company during the year.

OTHER EXECUTIVE OFFICERS OF GRADIPORE LIMITED AND THE CONSOLIDATED ENTITY

Name	Base Salary $	Superannuation $	Bonus $	Allowances $	Options $	Total $
W Dargan	100,000	8,000	148,435	-	609	257,044
A Ellwood	100,154	7,004	14,583	-	1,104	122,845
H Nair	246,252	700	-	125,694	-	372,646

The amounts disclosed above for remuneration relating to options are the assessed fair values of options at the date they were granted to other executives during the year ended 30 June 2002. Fair values have been assessed using the Black-Scholes option pricing model. Factors taken into account using the Black-Scholes option pricing model include the exercise price, the term of the option, the current price and the expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Further information on the options, including the number of options granted to directors and other executives, is set out in the following sections of this report.

"Other executives" are officers who are involved in, concerned in, or who take part in, the management of the affairs of Gradipore Limited and/or related bodies corporate.

SHARE OPTIONS GRANTED TO DIRECTORS AND MOST HIGHLY REMUNERATED OFFICERS

Options over unissued ordinary shares of Gradipore Limited granted during or since the end of the financial year to any of the directors or the most highly remunerated officers of the company and consolidated entity as part of their remuneration were as follows:

Other Executives of Gradipore Limited	Options Granted
W Dargan	5,000
A Ellwood	8,000

The options were granted under the Gradipore Employee Option Plan on 30 May 2002.

SHARE OPTIONS

During the financial year Gradipore Limited issued the following non-listed options:

Expiry Date	Exercise Price	Number
30 November 2004	$2.80	375,000
31 December 2004	$5.00	73,500
31 December 2004	$6.00	30,000

The company has not granted any share options since the end of the financial year.

SHARES UNDER OPTION

Unlisted ordinary shares of Gradipore Limited under option at the date of this report are as follows:

	Number	Issue Price of Shares	Expiry Date
Gradipore Employee Option Plan	1,281,500	$5.00	31 December 2004
Gradipore Employee Option Plan	140,000	$6.00	31 December 2004
Directors Option Plan	1,000,000	$4.00	31 December 2004
Directors Option Plan	3,200,000	$5.00	31 December 2004
Gradipore Employee Option Plan	375,000	$2.80	30 November 2004

The Employee Option Plan options are exercisable 30% on issue, 30% within one year and the remaining 40% on or before the expiry date.

The Directors options may not be exercised within 3 years from the date of issue but may be exercised any time thereafter up to the expiry date.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

A total of 930,400 ordinary shares of Gradipore Limited were issued during the year ended 30 June 2002 on the exercise of options granted under the Gradipore Employee Option Plan. The amount paid on each of the shares was as follows:

Issue Price	Number Converted
$2.50	848,100
$1.50	82,300
Total	930,400

In November 2001 the Board approved to amend the terms of the Gradipore Employee Option Plan to enable the company to partially fund the exercise price of options on behalf of employees. Details of the terms are disclosed in Note 24.

No further shares have been issued since that date.

A total of 8,657,796 ordinary shares of Gradipore Limited were issued during the year ended 30 June 2002 on the exercise of the $2.50 listed options. No further shares have been issued since that date.

Insurance of Officers

During the financial year, Gradipore Limited paid a premium of $42,000 to insure the directors & officers of the consolidated entity.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity.

No indemnities have been taken out against the directors, officers or auditors as at the date of this report.

Rounding of amounts

The company is of a kind referred to in class order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

Auditors

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

R J Block

R. Block
DIRECTOR

Sydney

13 September 2002

The directors are responsible to the shareholders for the performance of the company in both the short and the longer term and seek to balance these sometime competing objectives in the best interests of the company as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the company including its controlled entities is properly managed. The Board draws on relevant corporate governance principles to assist it to contribute to the performance of the company.

The functions of the Board include:

- Review and approval of corporate strategies, the annual budget and financial plan;
- Overseeing and monitoring organisational performance and the achievement of the company's strategic goals and objectives;
- Monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company's auditors;
- Appointment of, and assessment of the performance of, the Chief Executive Officer;
- Ensuring there are effective management processes in place and approving major corporate initiatives;
- Enhancing and protecting the reputation of the organisation;
- Ensuring the significant risks facing the company and its controlled entities have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place, and
- Reporting to shareholders.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The Board operates in accordance with the following broad framework and principles:

- The Board should be comprised of both executive and non-executive directors with a majority of non-executive directors.

  During the year, the Board commissioned Heidrick & Struggles to conduct an independent review *of both the Board and the senior executive structure.*

  At the date of signing the directors' report the Board consisted of four non-executive directors and two executive directors, Mr R Lieb and Mr J Manusu. Since the last Annual Report Mr T. Wawn has resigned as an executive director.

  Further information about the directors is set out on pages 16 to 17.
- In recognition of the importance of independent views and the Board's role in supervising the activities of management, the Company should have a Non-Executive Chairman. In September 2002, Professor Jeremy Davis was elected as Chairman of Gradipore.
- The Chairman of the Board is elected by the full Board and should meet regularly with the Chief Executive Officer.
- There is sufficient benefit to the company in maintaining a mix of directors on the Board from different backgrounds with complementary skills and experience.
- The Board undertakes regular Board performance review and considers the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the company.
- The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees are the audit, remuneration and nomination committee. Each committee is comprised of non-executive directors. The committee structure and membership is reviewed on a periodical basis.
- All matters determined by committees are submitted to the full Board as recommendations for Board decisions.
- The Company's constitution specifies that all directors must retire from office no later than the third annual general meeting (AGM) following their last election.
- In addition the Board seeks to ensure that the membership at any point in time represents an appropriate balance between directors with experience and knowledge of the company and directors with an external or fresh perspective.

Commitment

The Board meets on a monthly basis. On a quarterly basis, these meetings address corporate strategy and performance assessment. At least two of the quarterly meetings are held in the United States of America.

AUDIT COMMITTEE

The Audit Committee is comprised of three non-executive directors, R Block (Chairman), H.P Manusu and L Webb.

The main responsibilities of the audit committee are to:

- Review and report to the Board on the annual and half-year financial reports and all other financial information published by the company or released to the market
- Assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - Effectiveness and efficiency of operations
  - Reliability of financial reporting
  - Compliance with applicable laws and regulations
- Oversee the effective operation of the risk management framework, and
- Recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, and the scope and quality of the audit.

In fulfilling its responsibilities, the audit committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year – more frequently if necessary. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

REMUNERATION COMMITTEE

The remuneration committee consists of the following non-executive directors, R Block and L Webb.

The remuneration committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. Where appropriate, the remuneration committee will seek guidance from suitable independent experts.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. All employees are also eligible to participate in the Gradipore Employee Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

NOMINATION COMMITTEE

The nomination committee was formed during the year and consists of four non-executive directors, R Block, M Cashmore, H.P Manusu and L Webb.

The role of the nomination committee is to identify and assess potential candidates to join the Board. Where appropriate, the committee will utilise the services of suitably qualified and independent search firms to assist in specific projects.

Independent Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the company's expense. Prior written approval from the Chairman is required, but this will not be unreasonably withheld.

Ethical Standards

At all times all company personnel are expected to act with the utmost integrity, objectivity and honesty including in their dealings with each other, competitors, customers, suppliers, the Company and the community.

Statements of Financial Performance for the Year Ended 30 June 2002

	Notes	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Revenues from sale of goods	2	3,339	3,138	3,326	3,106
Cost of sales		1,406	1,317	1,403	1,279
Gross Profit		1,933	1,821	1,923	1,827
Other revenues from operating activities	2	2,093	5,266	2,093	5,266
Other expenses from operating activities					
Marketing		(5,511)	(3,589)	(5,780)	(1,744)
Administration		(9,098)	(9,350)	(9,912)	(11,313)
Research and Development		(7,560)	(5,877)	(7,360)	(5,853)
Borrowing costs		(364)	(478)	(101)	(478)
(Loss) from ordinary activities before income tax expense	3	(18,507)	(12,207)	(19,137)	(12,295)
Income tax expense	4	-	-	-	-
(Loss) from ordinary activities after income tax expense		(18,507)	(12,207)	(19,137)	(12,295)
Total changes in equity other than those resulting from transactions with owners as owners	17	(18,507)	(12,207)	(19,137)	(12,295)
		Cents	**Cents**		
Basic earnings per share	19	(45.8)	(38.1)		
Diluted earnings per share	19	(36.1)	(22.8)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position as at 30 June 2002

	Notes	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Current Assets					
Cash assets	5	27,219	12,261	26,730	12,102
Receivables	6	1,429	1,784	1,361	1,679
Inventories	7	733	585	733	546
Total Current Assets		29,381	14,630	28,824	14,327
Non-Current Assets					
Receivables	8	1,108	-	1,108	308
Investments	26	-	-	-	-
Property, plant and equipment	9	16,768	14,637	16,377	14,517
Other	10	6,248	9,561	6,248	9,561
Total Non-Current Assets		24,124	24,198	23,733	24,386
Total Assets		53,505	38,828	52,557	38,713
Current Liabilities					
Payables	11	1,695	1,293	1,465	1,266
Interest bearing liabilities	12	26	733	26	733
Provisions	13	512	421	512	421
Total Current Liabilities		2,233	2,447	2,003	2,420
Non-Current Liabilities					
Interest bearing liabilities	14	10,932	13,870	10,932	13,870
Provisions	15	126	67	126	67
Total Non-Current Liabilities		11,058	13,937	11,058	13,937
Total Liabilities		13,291	16,384	13,061	16,357
Net Assets		40,214	22,444	39,496	22,356
Equity					
Parent equity interest					
Contributed equity	16	90,274	53,997	90,274	53,997
Reserves	17	-	-	-	-
Accumulated losses	17	(50,060)	(31,553)	(50,778)	(31,641)
Total Equity		40,214	22,444	39,496	22,356

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows for the year ended 30 June 2002

	Notes	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Cash Flows from Operating Activities					
Receipts from customers (inclusive of goods and services tax)		3,611	2,644	3,590	2,644
Payments to suppliers and employees (inclusive of goods and services tax)		(21,131)	(16,389)	(22,033)	(16,688)
		(17,520)	(13,745)	(18,443)	(14,044)
Interest received		1,322	1,853	1,322	1,853
Interest paid		(371)	(478)	(108)	(478)
Start Grant Funding received		1,117	1,059	1,117	1,059
Net cash (outflow) from operating activities	21	(15,452)	(11,311)	(16,112)	(11,610)
Cash Flows from Investing Activities					
Payment for non-current assets		(3,551)	(4,776)	(3,221)	(4,636)
Proceeds on sale of Land & Buildings		-	1,745	-	1,745
Loans to employees		(16)	-	(16)	-
Loans to directors		(464)	-	(464)	-
Escrow monies drawn from/(placed on) fixed deposit		(46)	(561)	(46)	(561)
Payment for purchase of equity investment		(33)	-	(33)	-
Net cash (outflow) from investing activities		(4,110)	(3,592)	(3,780)	(3,452)
Cash Flows from Financing Activities					
Proceeds from issue of shares		35,251	4,742	35,251	4,742
Proceeds from borrowings		5,300	-	5,300	-
Repayment of borrowings		(6,000)	-	(6,000)	-
Repayment of lease liability		(31)	(82)	(31)	(82)
Net cash inflow from financing activities		34,520	4,660	34,520	4,660
Net Increase (Decrease) in Cash Held		14,958	(10,243)	14,628	(10,402)
Cash at the beginning of the financial year		12,261	22,504	12,102	22,504
Cash at the End of the Financial Year	5	27,219	12,261	26,730	12,102
Financing arrangements	14				
Non-cash financing and investing activities	30				

The above statements of cash flows should be read in conjunction with the accompanying notes.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of reviewing trilogy classifications a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Gradipore Limited as at 30 June 2002 and the results of all controlled entities for the year then ended. Gradipore Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated profit and loss statement and balance sheet respectively.

Where control of an entity is obtained during the financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(B) INCOME TAX

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain reserves of the foreign controlled entity were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

(C) FOREIGN CURRENCY TRANSACTIONS AND BALANCES

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(ii) Foreign controlled entity

As the foreign controlled entity is an integrated foreign operation, its accounts have been translated using the temporal method whereby monetary items are translated at the exchange rates current at balance date and non-monetary items are translated at exchange rates prevailing at the relevant transaction date. Exchange differences arising on translation are taken to the profit and loss.

(D) ACQUISITIONS OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(E) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Operating Revenue

Operating revenue represents revenue earned from the sale of the economic entity's products net of returns, trade allowances and duties and taxes paid. A sale is recorded when goods have been despatched to customer pursuant to a sales order and the associated risks have passed to the carrier or customer.

(ii) Other Revenue

Other revenue includes interest income on term deposits, contract income from R&D contracts and Government revenue from the Start Grant funding.

(F) RECEIVABLES

All trade debtors are recognised at the amount receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible, are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(G) INVENTORIES

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials and direct labour and an appropriate portion of variable and fixed overhead, the latter being allocated on the basis of normal operating capacity.

(H) RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The expected net cashflows included in determining the recoverable amounts of non-current assets are not discounted.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write-down occurs.

(I) REVALUATION OF NON-CURRENT ASSETS

Land and Buildings are revalued at three yearly intervals.

Revaluations reflect independent assessment of the fair market value of land and buildings based on existing use.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement in respect of that class of asset previously recognised as an expense in the net profit or loss, the increment is recognised immediately as revenue in net profit or loss.

Revaluation decrements are recognised immediately as expenses in net profit or loss, except that, to the extent that a credit balance exists in the asset revaluation reserve in respect of the same class of assets, they are debited directly to the asset revaluation reserve.

Revaluation increments and decrements are offset against one another within a class of non current assets, but not otherwise.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for tax will crystallise.

Revaluations do not result in the carrying value of land or buildings exceeding their recoverable amount.

(J) DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Buildings	40 years
Plant and equipment	5-7 years

(K) LEASED NON CURRENT ASSETS

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The leased asset is amortised on a straight-line basis over the term of the lease, where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting dates are being amortised over the term of the lease.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(L) TRADE AND OTHER CREDITORS

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(M) INTEREST BEARING LIABILITIES

Loans are carried at their principal amounts, which represent the present value of future cashflows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(N) MAINTENANCE AND REPAIRS

Plant of the consolidated entity is required to be overhauled on a regular basis. This is managed as part of an ongoing major cyclical maintenance program. The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component asset, in which case the costs are capitalised and depreciated in accordance with note 1(j). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.

(O) GOODS AND SERVICES TAX SYSTEM CHANGES

Costs incurred to update existing systems or to design, develop and implement new systems to deal with the GST are charged as expenses as incurred, except where they result in an enhancement of future economic benefits and are recognised as an asset.

(P) WEB SITE COSTS

Costs in relation to web sites controlled by a controlled entity are charged as expenses in the period in which they are incurred unless they relate to the acquisition of an asset, in which case they are capitalised and amortised over their period of expected benefit. Generally, costs in relation to feasibility studies during the planning phase of a web site, and ongoing costs of maintenance during the operating phase are considered to be expenses.

(Q) EMPLOYEE ENTITLEMENTS

(i) Wages and Salaries, Annual Leave and Sick Leave

Liabilities for wages and salaries, annual leave and sick leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

(ii) Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation

Contributions to superannuation plans are charged as an expense when the contributions are paid or become payable.

(R) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

(S) CASH

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(T) EARNINGS PER SHARE

(i) Basic Earnings Per Share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings Per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Change in the basis of determining earnings per share

In previous years basic earnings per share was determined using the profit from ordinary activities after income tax and preference share dividends attributable to members of the company, thereby excluding extraordinary items from earnings. Diluted earnings per share in previous years adjusted the figures used in the determination of the basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year rather than adjusting the weighted average number of shares to include potential ordinary shares assumed to have been issued for no consideration.

The change in the basis for calculating earnings per share figures was made to comply with AASB 1027 Earnings per Share, issued in June 2001. The earnings per share information for the year ended 30 June 2001 has been recalculated to present the comparative amounts on a consistent basis with the current financial year.

(U) RESEARCH AND DEVELOPMENT COSTS

Costs incurred on research and development are deferred until future periods to the extent that they are expected beyond any reasonable doubt to be recoverable. Given the current stage of development of the company, all research and development costs are expensed as incurred.

(V) RESEARCH AND DEVELOPMENT SYNDICATION

During previous financial years the economic entity entered into two R&D syndicates. These syndicates involve the license of certain technology by the economic entity to those syndicates and the agreement of the economic entity to undertake R&D projects on behalf of the syndicates, with a view to developing commercially viable new technology.

In certain circumstances, the economic entity may be obliged to acquire the results of the R&D conducted for the syndicates. The funding arrangements of the syndicates require that the proceeds of the non-exclusive licence to use core technology owned by the economic entity be placed on deposit by the economic entity, together with any undrawn balance relating to the contracted R&D. The transaction documents for these syndicates provide that these deposits, together with interest earned on the deposits, may only be used for the conduct of the agreed R&D and to fully fund any acquisition obligations that may arise.

The interest rate used for calculating the net present value of expected cash outflows is the same as the fixed rate of earnings on the deposits.

Consequently, the only profit impact in subsequent accounting periods will be as a result of adjustments to the actual and expected cash inflows and outflows resulting from changes in the timing of R&D undertaken, changes in tax rates and available tax losses, commercialisation payments and any other as yet unforeseen factors.

(W) ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

NOTE 2 REVENUE

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Revenue from operating activities				
Sale of goods	3,339	3,138	3,326	3,106
Revenue from outside the operating activities				
Interest	1,349	1,841	1,349	1,841
Proceeds on sale of land and buildings	-	1,745	-	1,745
Government Grants	744	1,486	744	1,486
Other	-	194	-	194
	2,093	5,266	2,093	5,266
Revenue from ordinary activities	5,432	8,404	5,419	8,372

NOTE 3 LOSS FROM ORDINARY ACTIVITIES

(A) NET GAINS AND EXPENSES:-

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Loss from ordinary activities before income tax includes the following specific net gains and expenses:				
Cost of sales of goods	1,406	1,317	1,403	1,279
Depreciation:				
Buildings	544	370	544	370
Plant and equipment	799	530	740	510
Amortisation:				
Plant and equipment under finance lease	28	63	28	63
Other charges against assets				
Bad and doubtful debts – trade debtors	(5)	13	(5)	13
Provision against intercompany receivable	-	-	665	2,200
Borrowing costs:				
Interest and finance charges paid/payable	364	478	101	478
(Gain)/loss on foreign exchange	154	(143)	284	(74)
Net loss on disposals of property, plant and equipment	48	35	48	35
Other provisions				
Employee entitlements	151	184	151	184
Rental expense relating to operating leases	147	86	92	86

During the year the company continued to sponsor a research and development collaboration with the Texas A&M University.

NOTE 4 INCOME TAX

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
(a) The income tax on the operating loss is reconciled to the income tax provided in the accounts as follows:				
(Loss) from ordinary activities before income tax expense	(18,507)	(12,207)	(19,137)	(12,295)
Income tax calculated @ 30% (2001 – 34%)	(5,552)	(4,150)	(5,741)	(4,180)
Tax effect of permanent differences :				
Non-deductible put option liability in relation to R&D syndications	134	191	134	191
Income tax (benefit) applicable to current year	(5,418)	(3,959)	(5,607)	(3,989)
Tax effect of carried forward tax losses not brought to account	5,418	3,959	5,607	3,989
Total Income Tax expense	-	-	-	-

(b) The directors estimate that the potential future income tax benefit at 30 June 2002 in respect of tax losses not brought to account is $12,871,000 (2001: $7,448,000). The future income tax benefit at 30 June 2002 in respect of timing differences not brought to account is $194,000 (2001: $132,000).

The benefit for tax losses will only be obtained if:
(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the consolidated entity, and
(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

NOTE 5 CURRENT ASSETS – CASH ASSETS

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Cash on hand	-	2	-	-
Cash at bank	582	1,130	169	973
Cash on deposit	5,572	3,165	5,496	3,165
Bills of exchange	21,065	7,964	21,065	7,964
	27,219	12,261	26,730	12,102
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cashflows as follows:				
Balances as above	27,219	12,261	26,730	12,102
Balance as per Statement of Cash Flows	27,219	12,261	26,730	12,102

DEPOSITS AT CALL

The deposits are bearing floating interest rates between 4.25% and 5.77%.
Further information in relation to funds on deposit is contained in note 25 (g)

BILLS OF EXCHANGE

Bills are generally subject to credit risk in the event of default by the acceptor. However, the risk has been mitigated by ensuring the bank has accepted the full amount of the bill. The bills have a face value of $21,150,000 (2001: $8m) and will mature in July 2002. The average interest rate is 4.83%.

Note 6 Current Assets – Receivables

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Trade debtors	618	631	594	599
Less: provision for doubtful debts	(7)	(12)	(7)	(12)
	611	619	587	587
Other debtors & prepayments	772	1,165	728	1,092
Loans to employees*	46	-	46	-
	1,429	1,784	1,361	1,679

OTHER DEBTORS

These amounts generally arise from transactions outside the usual operating activities of the consolidated entity.
* refer note 8 for the non-current portion of these receivables
Further information relating to loans to employees is set out in note 24.

Note 7 Current Assets – Inventories

Raw materials – at cost	464	264	464	264
Work in progress – at cost	-	142	-	142
Finished goods – at cost	269	179	269	140
	733	585	733	546

Note 8 Non-current Assets – Receivables

Receivable from wholly owned entities	-	-	2,865	2,508
Less: provision	-	-	(2,865)	(2,200)
	-	-	-	308
Loans to employees*	397	-	397	-
Loans to directors^	711	-	711	-
	1,108	-	1,108	308

RECEIVABLE FROM WHOLLY OWNED ENTITIES

Given the current start up nature of the US operations, the parent entity has funded working capital requirements during the financial year. As at 30 June 2002, the directors have provided fully against the funding.
* refer note 6 for the current portion of these receivables
^Loans to directors were to support the purchase of shares in Gradipore Limited. Further information relating to these loans is set out in note 25.

NOTE 9 NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Land and buildings - at cost	13,139	12,583	13,139	12,583
Less: accumulated depreciation	(947)	(403)	(947)	(403)
Total land and buildings	12,192	12,180	12,192	12,180
Plant and equipment – at cost	6,427	3,645	5,958	3,504
Less: accumulated depreciation	(1,886)	(1,251)	(1,808)	(1,230)
Total plant and equipment	4,541	2,394	4,150	2,274
Plant and equipment under finance lease	126	126	126	126
Less: accumulated amortisation	(91)	(63)	(91)	(63)
Total plant and equipment under finance lease	35	63	35	63
Total property, plant and equipment	16,768	14,637	16,377	14,517

VALUATIONS OF LAND AND BUILDINGS

An independent valuation of the company's Land and Buildings was carried out in June 2002. This valuation, which was based upon market value existing use, indicated a value of $11.75m. The Directors do not consider that a permanent diminution in value has occurred and have chosen not to write down the value of Land and Buildings as at 30 June 2002.

NON-CURRENT ASSETS PLEDGED AS SECURITY

Refer to note 14 for information on non-current assets pledged as security by the parent entity or its controlled entities.

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Freehold land & Buildings 000's	Plant & Equipment 000's	Leased plant & Equipment 000's	Total 000's
Consolidated				
Carrying amount at 1 July 2001	12,180	2,394	63	14,637
Additions	556	2,995	-	3,551
Disposals	-	(49)	-	(49)
Depreciation & amortisation expense	(544)	(799)	(28)	(1,371)
Carrying amount at 30 June 2002	12,192	4,541	35	16,768
Parent Entity				
Carrying amount at 1 July 2001	12,180	2,274	63	14,517
Additions	556	2,665	-	3,221
Disposals	-	(49)	-	(49)
Depreciation & amortisation expense	(544)	(740)	(28)	(1,312)
Carrying amount at 30 June 2002	12,192	4,150	35	16,377

NOTE 10 NON CURRENT ASSETS – OTHER

	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Restricted deposits – R&D Syndicates	5,623	8,536	5,623	8,536
Restricted deposits – Other	625	1,025	625	1,025
	6,248	9,561	6,248	9,561

R&D SYNDICATE RESTRICTED DEPOSIT

These deposits can only be used for the conduct of the contracted R&D or, in certain circumstances, in satisfaction of the economic entity's obligations to acquire third party interests in the syndications.

OTHER RESTRICTED DEPOSIT

The other restricted deposit is held as security for the $5.3m loan, bearing a floating interest rate of 4.26%.

NOTE 11 CURRENT LIABILITIES – PAYABLES

	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Current – unsecured				
Trade creditors	738	792	505	765
Amounts payable to directors	16	-	16	-
Other creditors and accruals	941	501	944	501
	1,695	1,293	1,465	1,266

NOTE 12 CURRENT LIABILITIES – INTEREST BEARING LIABILITIES

	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Secured				
Bank loans*	-	700	-	700
Lease liability	26	33	26	33
	26	733	26	733

* Refer to note 14 for the non current portion of this loan.

Further information relating to the security on the interest bearing liabilities is set out in note 14.

NOTE 13 CURRENT LIABILITIES – PROVISIONS

	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Provision for Employee Entitlements				
Annual leave	439	368	439	368
Long service leave	73	53	73	53
	512	421	512	421

NOTE 14. NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES

	Notes	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Secured					
Lease liability		9	33	9	33
Bank loan		5,300	5,300	5,300	5,300
R&D syndications – Put Liability		5,623	8,537	5,623	8,537
Total non current interest bearing liabilities		10,932	13,870	10,932	13,870
Secured liabilities					
Total secured liabilities (current and non-current) are:					
Lease liabilities		35	66	35	66
Bank loan		5,300	6,000	5,300	6,000
R&D syndications – Put Liability		5,623	8,537	5,623	8,537
		10,958	14,603	10,958	14,603

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The bank loan is subject to yearly review and is available until September 2004. The bank loan of the parent entity and controlled entities is secured by first mortgage over the Frenchs Forest premises.

The R&D syndications put liability is recorded at its net present value. The discount rate used for calculating the net present value of expected cash outflows is the same as the rate of earnings on the deposits (Refer to notes 10 and 28).

Assets pledged as security

The carrying amounts of non-current assets pledged as security are:

	Notes	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
First mortgage					
Freehold land and buildings	9	12,192	12,180	12,192	12,180
Finance lease					
Plant and equipment under finance lease	9	35	63	35	63
Total assets pledged as security		12,227	12,243	12,227	12,243
Financing arrangements					
The economic entity has access to the following financing facilities at the end of the financial year:					
Total facilities					
Bank Loan facility		5,300	6,000	5,300	6,000
Used at balance date		5,300	6,000	5,300	6,000
Unused at balance date		-	-	-	-

NOTE 15 NON-CURRENT LIABILITIES – PROVISIONS

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Provision for Employee Entitlements				
Long service leave	126	67	126	67
	126	67	126	67

NOTE 16 CONTRIBUTED EQUITY

		Parent Entity		Parent Entity	
		Shares 2002	Shares 2001	2002/$000	2001/$000
(A) SHARE CAPITAL					
Ordinary Shares – fully paid	(c)	47,848,593	32,516,443	90,274	53,997
		47,848,593	32,516,443	90,274	53,997

(B) MOVEMENTS IN ORDINARY SHARE CAPITAL OF THE COMPANY DURING THE PAST TWO YEARS WERE AS FOLLOWS:

Date	Details	Number of Shares	Issue Price	2002/$000
01-07-00	Opening balance	31,181,993		49,112
1-07-00 to 31-12-01	Conversion of Preference Shares	159,527	$0.90	143
27-09-00	Proceeds from Share Purchase Plan	771,182	$4.96	3,825
24-04-01	Proceeds from Share Purchase Plan	98,795	$3.30	326
1-07-00 to 30-06-01	Conversion of listed options	75,726	$0.75	57
1-07-00 to 30-06-01	Conversion of listed options	34,650	$2.50	87
1-07-00 to 30-06-01	Conversion of employee options	25,300	$1.50	38
1-07-00 to 30-06-01	Conversion of employee options	169,270	$2.50	423
	Less: Transaction costs arising on share issue			(14)
30-06-01	Balance	32,516,443		53,997
27-09-01	Proceeds from Share Purchase Plan	1,487,946	$2.25	3,348
30-04-02	Proceeds from Share Purchase Plan	767,550	$2.09	1,604
31-05-02	Share issue in lieu of services	50,000	-	-
1-11-01 to 31-12-01	Conversion of listed options	8,657,796	$2.50	21,645
31-12-01	Private placement	3,438,458	$2.50	8,596
1-07-01 to 31-12-01	Conversion of employee options	82,300	$1.50	123
1-07-01 to 30-06-02	Conversion of employee options	848,100	$2.50	2,120
	Less: Transaction costs arising on share issue			(1,159)
	Balance	47,848,593		90,274

(C) ORDINARY SHARES

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

NOTE 17 RESERVES AND ACCUMULATED LOSSES

	Consolidated		Parent Entity	
	2002/$000	**2001/$000**	**2002/$000**	**2001/$000**
(A) RESERVES				
Asset revaluation reserve	-	-	-	-
Capital profits reserve	-	-	-	-
	-	-	-	-
Movements:				
Asset Revaluation Reserve				
Balance 1 July 2001	-	64	-	64
Decrement on revaluation of freehold land and building during the year	-	-	-	-
Realised on the sale of freehold land and buildings during the year	-	(64)	-	(64)
Balance 30 June 2002	-	-	-	-
Capital Profits Reserve				
Balance 1 July 2001	-	219	-	219
Transfer to accumulated losses	-	(219)	-	(219)
Balance 30 June 2002	-	-	-	-
(B) ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	(31,553)	(19,629)	(31,641)	(19,629)
Net loss attributable to members of Gradipore Limited and Controlled Entities	(18,507)	(12,207)	(19,137)	(12,295)
Aggregate of amounts transferred from reserves	-	283	-	283
Accumulated losses at the end of the financial year	(50,060)	(31,553)	(50,778)	(31,641)

(C) DIVIDENDS

No dividends have been paid or provided for (2001: Nil). There are no available franking credits as at 30 June 2002.

(D) NATURE AND PURPOSE OF RESERVES

(i) Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy note 1(i). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus to shareholders and is only available for the payment of cash dividend in limited circumstances as permitted by law.

NOTE 18 OPTIONS

	01/7/01 Balance	Additions	Transfers	Exercised	Lapsed	30/6/02 Balance
(A) LISTED OPTIONS						
The Parent Entity has on issue nil (2001: 9,190,368) listed options which are exercisable as follows:						
By the payment of $2.50 at any time up to and including 31 December 2001	9,190,368	-	-	8,657,796	532,572	-
	9,190,368	-	-	8,657,796	532,572	-
(B) UNLISTED OPTIONS						
The Parent Entity has on issue 5,996,500 unlisted options (2001: 6,897,797) to employees and directors. These options are exercisable as follows:						
by the payment of $1.50 at any time prior to 30 June 2002	174,367	-	-	82,300	92,067	-
by the payment of $2.50 at any time prior to 31 December 2001	1,195,930	-	-	848,100	347,830	-
by the payment of $5.00 at any time prior to 31 December 2004	3,440,000	-	(240,000)	-	-	3,200,000
by the payment of $4.00 at any time prior to 31 December 2004	1,000,000	-	-	-	-	1,000,000
by the payment of $5.00 at any time prior to 31 December 2004	977,500	73,500	240,000	-	9,500	1,281,500
by the payment of $6.00 at any time prior to 31 December 2004	110,000	30,000	-	-	-	140,000
by the payment of $2.80 at any time prior to 30 November 2004	-	375,000	-	-	-	375,000
	6,897,797	478,500	-	930,400	449,397	5,996,500

NOTE 19 EARNINGS PER SHARE

	Consolidated 2002/cents	2001/cents
Basic (losses) per share – cents per share	(45.8)	(38.1)
Diluted (losses) per share – cents per share	(36.1)	(22.8)
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	40,450,164	32,049,286
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	51,335,180	32,049,286

Information concerning the classification of securities

(A) OPTIONS

Options granted to employees under the Gradipore Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 18.

NOTE 20 REMUNERATION OF AUDITORS

	Consolidated		Parent Entity	
	2002/$	2001/$	2002/$	2001/$
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of parent entity - PricewaterhouseCoopers Australian firm	74,150	63,500	74,150	63,500
	74,150	63,500	74,150	63,500
Remuneration for other services:				
Auditor of parent entity- PricewaterhouseCoopers Australian firm	224,164	64,522	224,164	64,522
Related practices of the auditor of the parent entity (including overseas PricewaterhouseCoopers firms)	25,448	20,490	-	-
	249,612	85,012	224,164	64,522

Other audit services above comprise tax of $88,413 (2001; $25,899), accounting assistance of $21,320 (2001;$15,636) and other consulting services of $139,879 (2001;$43,477).

NOTE 21 RECONCILIATION OF OPERATING LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Operating loss after tax	(18,507)	(12,207)	(19,137)	(12,295)
Adjustment for non-cash items:				
Provision for doubtful debts	(5)	9	(5)	9
Net loss on sale of non current assets	48	35	48	35
Depreciation & Amortisation	1,371	963	1,312	943
Write down of investment	33	-	33	-
Recording of Core Technology Put option	448	561	448	561
Net cash provided by operating activities before changes in assets and liabilities	(16,612)	(10,639)	(17,301)	(10,747)
(Increase) in inventories	(146)	(336)	(186)	(297)
Increase in Employee entitlements	151	184	151	184
Decrease/(Increase) in trade debtors and bills of exchange	14	(123)	6	(91)
Increase in creditors and borrowings	399	666	860	639
Decrease/(Increase) in other debtors	742	(1,063)	358	(1,298)
Net cash flows from operating activities	(15,452)	(11,311)	(16,112)	(11,610)

Details of credit standby arrangements and loan facilities are included in Note 14.

Non cash financing and investing activities are disclosed in Note 30.

NOTE 22 REMUNERATION OF DIRECTORS

	Directors of Entities in the Consolidated Entity		Directors of Parent Entity	
	2002/$	2001/$	2002/$	2001/$
(a) Income paid or payable, or otherwise made available to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities:	986,165	792,166	986,165	792,166

(b) The numbers of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

	Number 2002	Number 2001
Income between:		
$10,000 - $19,999	-	1
$20,000 - $29,999	1	-
$30,000 - $39,999	2	2
$70,000 - $79,999	1	1
$170,000 - $179,999	1	1
$190,000 - $199,999	-	1
$250,000 - $259,999	1	-
$260,000 - $269,999	-	1
$390,000 - $399,999	1	-
	7	7

Details of options granted to and exercised by directors during the year ended 30 June 2002 are set out in note 25.

NOTE 23 REMUNERATION OF EXECUTIVES

	Executive Officers of the Consolidated Entity		Executive Officers of the Parent Entity	
	2002/$	2001/$	2002/$	2001/$
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (including directors) whose remuneration was at least $100,000:				
Executive officers of the parent entity	808,608	732,259	808,608	732,259
Executive officers of other entities in the consolidated entity	-	-	-	-
	808,608	732,259	808,608	732,259

Options are granted to executive officers under the Gradipore Employee Option plan. A summary of the numbers of options granted to and exercised by Australian based executive officers during the year ended 30 June 2002 is set out below.

	Granted	Exercised	Outstanding 30/06/02
Australian based executive officers of the parent entity	13,000	125,000	33,000
Australian based executive officers of other entities in the consolidated entity	-	-	-
	13,000	125,000	33,000

The numbers of Australian based executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands are as follows:

	Executive officers of the Consolidated Entity Number		Executive officers of the Parent Entity Number	
	2002	2001	2002	2001
$120,000 - $129,999	1	-	1	-
$130,000 - $139,999	-	1	-	1
$150,000 - $159,999	-	1	-	1
$170,000 - $179,999	1	1	1	1
$250,000 - $259,999	2	-	2	-
$260,000 - $269,999	-	1	-	1
	4	4	4	4

The amounts disclosed above for remuneration of executive officers include the assessed fair values at the date they were granted of options granted to executive officers during the year ended 30 June 2002. Fair values have been assessed using the Black-Scholes option pricing model. Factors taken into account using the Black-Scholes option pricing model include the exercise price, the term of the option, the current price and the expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTE 24 EMPLOYEE ENTITLEMENTS

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Employee entitlement liabilities				
Provision for employee entitlements				
Current (note 13)	512	421	512	421
Non-current (note 15)	126	67	126	67
Aggregate employee entitlement liability	638	488	638	488
	Number		Number	
Employee numbers				
Average number of employees during the financial year	101	85	95	81

GRADIPORE EMPLOYEE OPTION PLAN

The establishment of the Gradipore Employee Option Plan was approved by special resolution at the annual general meeting of the company held on 14 December 1996. All full time employees of Gradipore Limited and its controlled entities who have been continuously employed by the company or a controlled entity for a period of one year are eligible to participate in the plan.

During the year the following options were granted under the plan to eligible employees:

Expiry Date	Exercise Price	Number
30 November 2004	$2.80	375,000
31 December 2004	$5.00	73,500
31 December 2004	$6.00	30,000

Each option is convertible into one ordinary share at any time on or before the expiry date at a fixed exercise price per share.

A total of 930,400 ordinary shares were issued during the year ended 30 June 2002 on the exercise of options granted under the plan for total consideration of $2,243,700.

In November 2001 the Board approved to amend the terms of the Gradipore Employee Option Plan to enable the company to partially fund the exercise price of options on behalf of employees. Loans from the company are available to finance up to 65% of the issue price of the shares, they are to be repaid in equal instalments over not more than ten years (by way of salary deduction) and no interest is charged. Outstanding loans must be repaid in full upon termination of employment. The balance of these loans at 30 June 2002 is disclosed in notes 6 and 8.

The number of unissued ordinary shares under these options at 30 June 2002 is 1,796,500. The market price per ordinary share at that date was $1.64.

Options are granted for no consideration. The amount received on the exercise of options is recognised as issued capital at the date of the issue of the shares. The amount so recognised during the year ended 30 June 2002 was $2,243,700 (2001: $461,000).

SUPERANNUATION COMMITMENTS

Gradipore Limited participates in the Colonial Master Fund, an externally managed superannuation plan under which employees or their dependents are entitled to benefits on retirement, disability or death. The company makes contributions as specified in the rules of the fund which are at least equal to those required under the Superannuation Guarantee Charge legislation.

NOTE 25 RELATED PARTY TRANSACTIONS

(A) DIRECTORS IN OFFICE AT ANY TIME DURING THE YEAR

R. Block
M. Cashmore
R. Lieb
H.P Manusu
J. Manusu
L Webb was appointed as a director on 26 September 2001
T Wawn was a director from the beginning of the financial year until his resignation on 23 August 2002

(B) REMUNERATION AND RETIREMENT BENEFITS

Information on remuneration of directors is disclosed in note 22.

(C) LOANS TO DIRECTORS AND DIRECTOR-RELATED ENTITIES

Loans to directors disclosed in note 8 represent advances made to directors to support the purchase of shares in Gradipore Limited:

	Consolidated Entity		Parent Entity	
	2002/$	**2001/$**	**2002/$**	**2001/$**
Unsecured loans advanced to:				
J Manusu (i)	55,740	-	55,740	-
H Nair (ii)	241,567		241,567	
T Wawn (iii)	413,481	-	413,481	-
	710,788		710,788	
(i) Mr Manusu paid this loan out in full on 12 August 2002				
(ii) Dr Nair is a director of Gradipore Inc				
(iii) Mr Wawn resigned as a director on 23 August 2002				
Interest revenue on loans to directors included in the determination of loss from ordinary activities before income tax	12,136	-	12,136	-

Loans to directors have the following terms:

- the loan shall become repayable on the date which the individual ceases to be employed by a member of the Gradipore group of companies for any reason
- interest will be calculated bi-annually (December and June) at 0.25% higher than the Company's existing bank loan at that date
- no interim repayments of principal or interest are required
- if, upon cessation of the individuals employment with the Gradipore group of companies, *the individual is unable to immediately repay the full amount* of the outstanding loan (a) the company is authorised to withhold any termination benefits owing to the individual and apply them towards the outstanding loan, and (b) this obligation binds the individuals successors including the individuals estate.

(D) OTHER TRANSACTIONS WITH DIRECTOR AND DIRECTOR-RELATED ENTITIES

A director, Mr L Webb, is the director and shareholder of ITV Consulting Pty Limited. ITV Consulting Pty Limited has provided Gradipore Limited with consulting services through the year on normal commercial terms and conditions.

The aggregate amount of these transactions was $83,042 (2001: nil).

(E) TRANSACTIONS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES CONCERNING SHARES AND SHARE OPTIONS

Aggregate numbers of shares and share options of Gradipore Limited acquired or disposed of by directors of the company and consolidated entity or their director related entities from the company:

	Ordinary shares	Options
Acquisitions	275,128	-
Conversion	2,229,291	(2,229,291)
Disposals/Expiry	-	-

(F) DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS

Aggregate numbers of shares and share options of Gradipore Limited held directly or indirectly by directors of the company and the consolidated entity or their director related entities:

	No. Ordinary shares	No. Options	No. Ordinary shares	No. Options
	2002		2001	
Equity Interests				
Directors and director-related entities hold directly, indirectly or beneficially the following equity interests in the chief entity as at the reporting date:				
R Block	20,333	200,000	19,000	200,000
M Cashmore	1,907,244	200,000	1,422,934	674,310
R Lieb	25,000	1,000,000	-	1,000,000
H.P Manusu	3,924,718	400,000	2,860,324	1,419,057
J Manusu	2,121,066	1,000,000	1,698,232	1,422,834
T Wawn	1,138,093	1,000,000	770,041	1,313,090
L Webb[1]	138,496	200,000	-	-

[1]*Appointed director on 26 September 2001.*

(G) CASH ON DEPOSIT TO FACILITATE THIRD PARTY MARGIN LOANS FOR EMPLOYEES, EXECUTIVES AND DIRECTORS

The company has placed $1 *million on deposit (included in note 5)* with Macquarie Bank at commercial rates which can be withdrawn at any time at the company's discretion. Should the deposit be withdrawn it may then trigger margin calls upon those individuals concerned.

Loans to employees, executives and Directors to partially fund the exercise of options is allowable under the Gradipore Employee Option Plan as outlined in note 24.

NOTE 26 INVESTMENTS IN CONTROLLED ENTITIES

	Cost of Parent Entity's investment 2002/$000	2001/$000
Non current		
Share in controlled entities – at cost	-	-

Name of entity	Country of Incorporation	Class of share	Equity Holding 2002%	2001%
Bio Process Laboratories Pty Limited	Australia	Ordinary	100	100
Lensted Pty Limited	Australia	Ordinary	100	100
IWM No 1 Pty Limited*	Australia	Ordinary	100	-
Gradipore Inc	United States	Ordinary	100	100

*As part of the wind-up of the R&D Syndicate arrangement (refer note 29), Gradipore Limited acquired a subsidiary company for $33,000. The directors do not consider the investment to hold any value and have since written the value of the investment down to nil. That company is now in the process of being liquidated and the directors do not consider this company a material acquisition.

The Australian controlled entities have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities & Investment Commission.

NOTE 27 SEGMENT REPORTING

(A) BUSINESS SEGMENTS

The consolidated entity is organised on a global basis into the following divisions by product and service type.

Life Science Separations
This division's focus is on the sale of laboratory scale Gradiflow instruments and electrophoresis gels.

Diagnostics
This division markets test kits to medical diagnostic laboratories for use in aiding medical diagnosis, principally in relation to blood disorders (haemostasis).

Commercial Separations
This division's focus is on seeking to realise the commercial potential of the company's main asset, the Gradiflow technology.

Research & development
This division's role is to expand the market potential of the Gradiflow technology by looking for new applications and extending the capabilities of the Gradiflow platform.

Other
Includes manufacturing, administrative and support functions for the above divisions.

Further comments on the operations and the results of those operations are set out in pages 5 to 13.

2002	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	606	2,535	198	-	-	3,339
Other revenues from operating activities	-	-	744	-	1,349	2,093
Total segment revenue	606	2,535	942	-	1,349	5,432
Profit/(Loss) from ordinary activities after income tax expense	(2,829)	1,537	(772)	(7,560)	(8,883)	(18,507)
Segment assets	1,779	875	1,409	6,810	670	11,543
Unallocated assets	-	-	-	-	-	41,962
Total assets	1,779	875	1,409	6,810	670	53,505
Segment liabilities	-	-	-	5,623	35	5,658
Unallocated liabilities	-	-	-	-	-	7,633
Total liabilities	-	-	-	5,623	35	13,291

2001	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Revenues from sale of goods	458	2,082	598	-	-	3,138
Other revenues from operating activities	-	-	1,486	-	3,780	5,266
Total segment revenue	458	2,082	2,084	-	3,780	8,404
Profit/(Loss) from ordinary activities after income tax expense	(2,200)	721	(121)	(5,877)	(4,730)	(12,207)
Segment assets	1,125	554	891	9,288	424	12,282
Unallocated assets	-	-	-	-	-	26,546
Total assets	1,125	554	891	9,288	424	38,828

2001	Life Science Separations $000	Diagnostics $000	Commercial Separations $000	Research & development $000	Other $000	Consolidated $000
Segment liabilities	-	-	-	8,537	66	8,603
Unallocated liabilities	-	-	-	-	-	7,781
Total liabilities	-	-	-	8,537	66	16,384

(B) GEOGRAPHICAL SEGMENTS

Although the consolidated entity's divisions are managed on a global basis they operate in the following geographical areas being Australia, USA and Europe.

	Segment revenues from sale of goods		Segment assets	
	2002/$000	2001/$000	2002/$000	2001/$000
Australia	557	508	52,557	38,713
USA/Europe	2,782	2,630	948	115
	3,339	3,138	53,505	38,828

(C) SEGMENT ACCOUNTING POLICIES

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 Segment Reporting, which has been applied for the first time in the year ended 30 June 2002. The business segments identified in the primary reporting disclosures and the geographical segments are not materially different to the industry and geographical segments identified in previous years. The comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenue, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables, inventory, plant & equipment and restricted deposits. Segment liabilities consist primarily of R&D syndications and lease liabilities.

NOTE 28 FINANCIAL INSTRUMENTS

(A) CREDIT RISK EXPOSURES

The carrying amounts of financial assets included in the consolidated balance sheet represent the economic entity's maximum exposure to credit risk in relation to these assets.

Bills of exchange, which have been purchased at a discount to face value, are carried on the balance sheet at an amount less than the amount realisable at maturity. However, the risk has been mitigated by ensuring that a percentage of the bills have been accepted by the bank.

(B) INTEREST RATE RISK EXPOSURES

The economic entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial instruments at balance date are:

	Notes	Weighted average effective interest rate	Floating interest rate	Fixed Interest Rate Maturities: 1 year or less	Fixed Interest Rate Maturities: 1 to 5 years	Non-interest bearing	Total
	%	%	$000	$000	$000	$000	$000
30 June 2002 Financial assets							
Cash on hand	5	3.1	582	-	-	-	582
Cash on deposit	5	4.0	-	6,197	-	-	6,197
Bills of Exchange	5	4.6	-	21,065	-	-	21,065
Trade & Other debtors	6, 8	-	-	-	-	2,537	2,537
Restricted Deposits (R&D)	10	7.5	-	-	5,623	-	5,623
Total financial assets			582	27,262	5,623	2,537	36,004
Financial liabilities							
Trade creditors	11	-	-	-	-	738	738
Other creditors and accruals	11	-	-	-	-	957	957
Lease Liability	12, 14	8.2	-	26	9	-	35
Bank loans	14	4.6	-	-	5,300	-	5,300
R&D syndications	14	7.5	-	-	5,623	-	5,623
Total financial liabilities			-	26	10,932	1,695	12,653
Net financial assets/(liabilities)			582	27,236	(5,309)	842	23,351
30 June 2001 Financial assets							
Cash on hand	5	3.60	-	4,297	-	-	4,297
Bills of Exchange	5	5.06	-	7,964	-	-	7,964
Restricted Deposit	10	4.92	-	-	1,000	-	1,000
Restricted Deposit	10	6.10	-	-	25	-	25
Trade & Other debtors	6		-	-	-	1,784	1,784
Restricted Deposits (R&D)	10	7.0	-	-	8,536	-	8,536
Total financial assets			-	12,261	9,561	1,784	23,606

	Notes	Weighted average effective interest rate %	Floating interest rate $000	Fixed Interest Rate Maturities 1 year or less $000	1 to 5 years $000	Non-interest bearing $000	Total $000
Financial liabilities							
Trade creditors	11		-	-	-	792	792
Other creditors and accruals	11		-	-	-	501	501
Lease Liability	12, 14	8.34	-	33	33	-	66
Bank loans	14	7.6	-	700	5,300	-	6,000
R&D syndications	14	7.0	-	-	8,537	-	8,537
Total financial liabilities			-	733	13,870	1,293	15,896
Net financial assets/(liabilities)			-	11,528	(4,309)	491	7,710

Reconciliation of Net Financial Assets to Net Assets	**Notes**	**2002/$000**	**2001/$000**
Net financial assets as above		23,351	7,710
Non-financial assets and liabilities:			
Inventories	7	733	585
Property, plant and equipment	9	16,768	14,637
Provisions	13,15	(638)	(488)
Net assets per balance sheet		40,214	22,444

(C) NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(i) On-Balance Sheet. *The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.*

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance Sheet. There are no off balance sheet financial assets and liabilities.

NOTE 29 RESEARCH AND DEVELOPMENT SYNDICATION

In 1995 and 1996 the company entered into two research and development syndications based on the Australian Governments R&D Syndication legislation which existed at that time.

(A) GRADIFLOW SEPARATIONS R&D SYNDICATION

On 30 June 1995, the company entered into a research and development arrangement (the Arrangement), with a syndicate of investors (the Syndicate) under which:

1. The Syndicate acquired the exclusive licence to certain core separations technology for specific biological separations owned by the company for $2,064,150. The licence operates until 31 July 2003.

   The company agreed to undertake a program of research on behalf of the Syndicate with the aim of deriving commercially exploitable technology from the core technology. This research program operated for a period of 3 years and was completed in June 1998. The amount of income the company received for this research program was $1,287,000.

2. *The company was subsequently granted an exclusive world-wide licence to exploit the new technology and manufacture, market and sell all end products, which were derived from this technology.*

3. Should the research program and the exploitable technology be deemed a commercial success when the Syndicate licence to the core technology expires on 31 July 2003, the core technology monies and interest thereon will be released to the company. However, should the research program be deemed a commercial failure, then all the operative agreements between the company and the Syndicate will cease. In this situation, the company will be required - under the terms of the Arrangement - to purchase back the core technology and any other technology arising from the research program.
4. In order to reflect the sale of the core technology outlined in point 1 above, the company recorded the net monies received in respect of the sale of the core technology as income in the year ended 30 June 1997. However, in order to reflect the Syndicate Arrangements outlined in point 3 above, the company also reported a put option liability in recognition of the possibility that the company may be required to repurchase the core technology at some future date.
5. Monies paid by the Syndicate in respect of the core technology licence fee were held in a separate bank account and there were restrictions on the use of these funds along the lines outlined in point 3 above. A fixed charge was granted in favour of the Syndicate to cover the core technology monies and future interest earned thereon.

   On 29 November 2001 the Syndicate exercised their put option which required Gradipore Limited to buy back the Syndicate arrangement from the investors. There was no profit and loss effect as a result of this transaction. As part of the wind-up of the Syndicate arrangement, Gradipore Limited acquired a subsidiary company of the investor which held their interest in the R&D Syndicate. That company, IWM No 1 Pty Limited, is now in the process of being liquidated.

(B) HAEMOSTASIS R&D SYNDICATION

On 28 June 1996, the company entered into a second research and development arrangement under which:

1. The Syndicate acquired the exclusive licence to certain core haemostasis technology owned by the company for $3,368,731. The licence operates until 31 July 2003.
2. The company agreed to undertake a program of research on behalf of the Syndicate with the aim of deriving commercially exploitable technology from the core technology. This research program operated for a period of 2 years and was completed in June 1998. The amount of income the company received for this research program was $2,315,868.
3. The company has subsequently been granted an exclusive world-wide licence to exploit the new technology and manufacture, market and sell all end products, which are derived from this technology.
4. Should the research program and the exploitable technology be deemed a commercial success when the Syndicate licence to the core technology expires on 31 July 2003, the core technology monies and interest thereon will be released to the company. However, should the research program be deemed a commercial failure, then all the operative agreements between the company and the Syndicate will cease. In this situation, the company will be required - under the terms of the Arrangement - to purchase back the core technology and any other technology arising from the research program.
5. In order to reflect the sale of the core technology outlined in point 1 above, the company recorded the net monies received in respect of the sale of the core technology as income in the year ended 30 June 1996.
6. However, in order to reflect the Syndicate Arrangements outlined in point 4 above, the company also reported a put option liability in recognition of the possibility that the company may be required to repurchase the core technology at some future date.
7. Monies paid by the Syndicate in respect of the core technology licence fee are held in a separate bank account and there are restrictions on the use of these funds along the lines outlined in point 4 above. A fixed charge has been granted in favour of the Syndicate to cover the core technology monies and future interest earned thereon.

NOTE 30 NON-CASH FINANCING AND INVESTING ACTIVITIES

There were no purchases of plant and equipment by means of finance leases in 2002 (2001 : nil).

Share issues other than for cash referred to in Note 16 are not reflected in the statement of cashflows.

NOTE 31 RECEIVABLES AND PAYABLES DENOMINATED IN FOREIGN CURRENCIES

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Amounts not effectively hedged				
Receivables				
Current, not effectively hedged				
Deutsche Mark	-	147	-	147
New Zealand dollars	5	5	5	5
Pounds Sterling	11	17	11	17
United States dollars	253	434	230	434
Japanese Yen	5	3	5	3
EURO	94	4	94	4
Swiss franc	1	1	1	1
Payables				
Current, not effectively hedged				
Deutsche Mark	-	4	-	4
EURO dollars	14	-	14	-
Pounds Sterling	9	-	9	-
United States dollars	311	285	77	285

NOTE 32 COMMITMENTS FOR EXPENDITURE

CAPITAL COMMITMENTS

There are no commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities (2001: nil).

Lease Commitments

	Consolidated 2002/$000	Consolidated 2001/$000	Parent Entity 2002/$000	Parent Entity 2001/$000
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	387	11	30	11
Later than one year but not later than 5 years	108	19	76	19
Later than 5 years	-	-	-	-
	495	30	106	30
Representing:				
Non-cancellable operating lease	494	27	105	27
Future finance charges on finance leases	1	3	1	3
	495	30	106	30

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Finance leases				
Commitments in relation to finance leases are payable as follows:				
Within one year	27	35	27	35
Later than one year but not later than 5 years	9	34	9	34
Later than 5 years	-	-	-	-
Minimum lease payments	36	69	36	69
Less: *Future finance charges*	1	3	1	3
Total lease liabilities	35	66	35	66
Representing lease liabilities:				
Current (note 12)	26	33	26	33
Non-current (note 14)	9	33	9	33
	35	66	35	66

The weighted average interest rate implicit in the lease is 8.34%. Under the terms of lease agreement, the consolidated entity has the option to acquire the asset for of its agreed fair value on expiry of the lease.

	Consolidated		Parent Entity	
	2002/$000	2001/$000	2002/$000	2001/$000
Operating leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	386	9	29	9
Later than one year but not later than 5 years	108	18	76	18
Later than 5 years		-	-	-
Commitments not recognised in the financial statements	494	27	105	27

ROYALTY AGREEMENTS

The company has entered into agreements with third parties and employees of the chief entity for undertaking research into and development of *electrophoresis* and *haematology products*. Under the terms of these agreements, the company shall pay to these parties, royalties ranging from one percent to four percent on sales of products developed by the parties.

Director's Declaration

The directors declare that the financial statements and notes set out on pages 25 to52:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

R J Block

R Block
DIRECTOR

Sydney

13 September 2002

Independent audit report to the members of Gradipore Limited

AUDIT OPINION

In our opinion, the financial report, set out on pages 25 to53:

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Gradipore Limited and the Group (defined below) as at 30 June 2002 and of their performance for the year ended on that date
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

SCOPE AND SUMMARY OF OUR ROLE

The financial report – responsibility and content

The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the directors of Gradipore Limited. It includes the financial statements for Gradipore Limited (the Company) and for the Group, which incorporates Gradipore Limited and the entities it controlled during the year ended 30 June 2002.

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's and the Group's financial position, and their performance as represented by the results of their operations and cash flows.

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in note 20 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Sneddon.

Andrew Sneddon, Partner
Sydney, September 2002

The shareholder information set out below was applicable as at 23 August 2002.

(A) DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of equity security holders by size of holding:

	Number of Ordinary Shares
1 – 1,000	1,546
1,001 – 5,000	2,624
5,001 – 10,000	718
10,001 – 100,000	629
100,001 – Over	55
	5,572

(B) EQUITY SECURITY HOLDERS

Twenty Largest Quoted Equity Security Holders

The name of the twenty largest holders of quoted equity securities are listed below:

	Ordinary Shares	
	Number Held	% issued shares
Peroma Investments Pty Limited (Manusu Family Account)	2,581,654	5.40
ANZ Nominees Limited	2,109,775	4.41
Mark Cashmore Wines Pty Limited	1,907,244	3.99
Mr Timothy Kenneth Wawn	1,138,093	2.38
National Nominees Limited	1,123,777	2.35
Mr Howard Pericles Manusu	712,259	1.49
Dr Don Row	506,285	1.06
R L Webb Nominees Pty Limited	453,304	0.95
M/s Rosemary Roslyn Manusu	452,842	0.95
Ms Judy Tauber	434,820	0.91
Mancu Pty Limited	417,569	0.87
Mr Christopher McIntosh	400,000	0.84
Mr Geoffrey Mark Cottle	386,281	0.81
M/s Kathie Louise Manusu	340,501	0.71
Mr John Manusu	318,093	0.66
Mrs Marsha Caroline Tauber	306,702	0.64
Bass Equities Fund No 1 Pty Limited	286,400	0.60
Mr Ying Ming Chiu	263,604	0.55
Professor David Henry Solomon	235,594	0.49
Brides Pty Limited	220,000	0.46
	14,594,797	30.52

(C) SUBSTANTIAL SHAREHOLDERS AS AT 23 AUGUST 2002

	Ordinary Shares	
	Number Held	**Percentage**
Peroma Investments Pty Limited (Manusu Family Account)	2,581,654	5.40

(D) UNQUOTED EQUITY SECURITIES

	Ordinary Shares	
	Number On Issue	**Number of Holders**
Gradipore Director Option Plan	4,200,000	8
Gradipore Employee Option Plan	1,796,500	119
	5,996,500*	127

* Number of unissued ordinary shares under the options. No person holds 20% or more of these securities.

(E) VOTING RIGHTS

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary Shares

On a show of hands, one vote for every member or proxy of a member present and entitled to vote. On a poll, every member shall have one vote for each fully paid share held.

(b) Options

No voting rights.

Design and Production · Porter Novelli